ATHENS, GREECE (Marketwire–May 8, 2013) – Viosolar, Inc.  (OTCQB:VIOSF) (the "Company") announces that is has re-audited its July 31, 2012 fiscal year ended financial statements and re-filed its Annual Report on Form 20-F with the Securities and Exchange Commission, as well as SEDAR at the request of the Alberta Securities Commission (the “ASC”) in order to satisfy the audit requirements under Multi-Lateral Instrument 51-105.

Further the Company has filed on SEDAR certain other supplemental disclosure documents requested to be included in the filings with the ASC in order to comply with Canadian securities regulations under National Instruments 51-102, 52-109, 52-110 and 58-101.

In the re-filed Form 20-F the Company provides financial statements audited by a firm registered with the Canadian Public Accountancy Board (“CPAB”).    In April 2013 the Company engaged the firm of BF Borgers CPA PC, a firm registered with CPAB, to replace its prior auditor, ABBM Group, Ltd. LLP, and re-audit the Company’s financial statements for the fiscal year ended July 31, 2012 in order to be compliant with certain regulations under Multi-Lateral Instrument 51-105.  During the course of this re-audit there were no changes made to the financial statements as previously filed save the representation in Note 14 – Other Events, that subsequent events have been evaluated as of May 7, 2013.

In addition, the Company has updated the cover page of the Form 20F/A to include the current issued and outstanding share capital as of May 7, 2013 and as at the date of the audited report, July 31, 2012.  We have also included under the heading “Currency” on page 5, the updated nominal rates of conversion as of May 1, 2013 for the Canadian Dollar and the Euro.

Finally we have included current dated Certifications as of the date of filing with the amended Form 20-F/A filed with the Securities and Exchange Commission and current dated and amended Certifications on SEDAR as required by the ASC.

Other than as set out above, no other changes have been made to the Form 20-F/A.

Additionally, the Company has filed a separate Management’s Discussion and Analysis and certain schedules thereto in order to comply with the requirements of Mulit-Lateral Instrument 51-105 on SEDAR, which documents will be filed as exhibits to a Form 6-K with the Securities and Exchange Commission.

ON BEHALF OF THE BOARD

Rick Walchuk, President & CEO

This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with the Securities and Exchange Commission or the Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.